SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                         SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 4)

                      Reading & Bates Corporation
   ____________________________________________________________
                           (Name of Issuer)

                            Common Stock
   ____________________________________________________________
                   (Title of Class and Securities)

                            755281 80 5

   ____________________________________________________________
                 (CUSIP Number of Class of Securities)

   Den norske Bank AS, Corporate Division, Shipping/Aviation Section, Stranden 21, 0250 Oslo 2, Norway, Attention: Tony Samuelsen, First VP 011-47-22-48-10-50
   ____________________________________________________________
   (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                           Copy to:

                       Eduardo R. Vidal
             Skadden, Arps, Slate, Meagher & Flom
                       919 Third Avenue
                   New York, New York  10022
                        (212) 735-3000

   ____________________________________________________________

                      March 14, 1995
   ____________________________________________________________
     (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )



                           SCHEDULE 13D

   CUSIP No. 755281 80 5Den norske Bank AS
   ____________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   ____________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   ____________________________________________________________
   (3)  SEC USE ONLY

             OO
   ____________________________________________________________
   (4)  SOURCE OF FUNDS*

   ____________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)

            Norway
   ____________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            2,145,330 (disclaimed)
   ____________________________________________________________
                             (7)  SOLE VOTING

       NUMBER OF                       0
        SHARES               ___________________________________
     BENEFICIALLY            (8)  SHARED VOTING POWER
       OWNED BY                     2,145,330 (disclaimed)
         EACH                ___________________________________
      REPORTING              (9)  SOLE DISPOSITIVE
       PERSON                          0
        WITH                ___________________________________
                            (10)  SHARED DISPOSITIVE POWER
                                    2,145,330
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )
                 3.59%
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          BK
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*


     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Den norske Bank AS, a Norwegian bank (the "Filer"), does not directly own any shares of Reading & Bates Corporation's common
     stock ("Common Stock").   On March 14, 1995, Financial
     Investments Ltd., a Liberian corporation ("FIL"), sold in an off-exchange transaction 1,000,000 shares of Common Stock for $7.50 per share. In addition, FIL sold 101,700 shares of Common Stock in a brokered transaction on the New York Stock Exchange for $7.71 per share. After such sale FIL and Life Line Investments Ltd., a Liberian corporation ("LLI"), owned 362,844 and 1,782,486 shares of Common Stock, which is equal to .61% and 2.99%, respectively, of the outstanding shares of Common Stock. The Filer, through its control of FIL and LLI, has the sole power to direct the vote and disposition of 2,145,330 shares of Common Stock. On March 14, 1995, the Filer ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

                                 *   *   *


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:  March 15, 1995

     Signature:

     DEN NORSKE BANK AS

     By:________________________
        Tony Samuelsen,
        First Vice President